DENDREON CORPORATION REPORTS FOURTH QUARTER

AND YEAR END 2002 FINANCIAL RESULTS

Filed by Dendreon Corporation
(Commission File No. 000-30681)
Pursuant to Rule 165 and Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Corvas International, Inc.
Commission File No. 000-19732

This filing relates to the proposed acquisition (“Acquisition”) by Dendreon Corporation (“Dendreon”) of Corvas International, Inc. (“Corvas”) pursuant to the terms of an Agreement and Plan of Merger, dated as of February 24, 2003 (the “Merger Agreement”), by and among Dendreon, Seahawk Acquisition, Inc., Charger Project LLC and Corvas. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Dendreon on February 25, 2003, and is incorporated by reference into this filing.

Additional Information About the Acquisition and Where to Find It

Dendreon and Corvas intend to file with the Securities and Exchange Commission (“SEC”) a joint proxy statement/prospectus with respect to the Acquisition and other relevant materials. INVESTORS AND SECURITY HOLDERS OF DENDREON AND CORVAS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DENDREON, CORVAS AND THE ACQUISITION. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Dendreon or Corvas with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.

In addition, investors and security holders may obtain free copies of the documents (when they are available) filed with the SEC by Dendreon by directing a request to: Dendreon Corporation, 3005 First Avenue, Seattle, WA 98121, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Corvas by contacting Corvas Investor Relations at 3030 Science Park Road, San Diego CA 92121.

Dendreon, Corvas and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Dendreon and Corvas in favor of the Acquisition. Information about the executive officers and directors of Dendreon and their ownership of Dendreon common stock is set forth in the proxy statement for Dendreon’s 2002 Annual Meeting of Shareholders, which was filed with the SEC on April 12, 2002. Information about the executive officers and directors of Corvas and their ownership of Corvas common stock is set forth in the proxy statement for Corvas’ 2002 Annual Meeting of Shareholders, which was filed with the SEC on April 26, 2002. Certain directors and executive officers of

Corvas may have direct or indirect interests in the merger due to securities holdings, pre-existing or future indemnification arrangements, vesting of options, rights to severance payments if their employment is terminated following the merger. Additional information regarding Dendreon, Corvas, and the interests of their respective executive officers and directors in the Acquisition will be contained in the joint proxy statement/prospectus regarding the Acquisition.

Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Acquisition.

Forward-looking statements

Except for historical information contained herein, the press release contains forward-looking statements, including statements about future financial and operating results and Dendreon’s anticipated acquisition of Corvas. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties, particularly those risks and uncertainties inherent in any acquisition transaction and the process of discovering, developing and commercializing drugs that are safe and effective for use as human therapeutics, that could cause actual results to differ materially from those described in the forward-looking statements.

Statements of expected synergies, accretion, timing of closing, execution of integration plans and management and organizational structure are all forward-looking statements. Risks and uncertainties include the possibility that the market for the sale of certain products may not develop as expected; that development of these products may not proceed as planned; the acquisition of Corvas does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed acquisition, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies or achieve planned synergies; reliance on key employees, especially senior management, risks related to Dendreon’s limited operating history, risks associated with completing Dendreon’s clinical trials, the risk that the results of one clinical trial will not be repeated in another clinical trial, the risk that the results of a clinical trial, including Phase III trials of Provenge, will not support applying for or approval of a biologics license by the FDA, the uncertainty of Dendreon’s future access to capital, the risk that Dendreon may not secure or maintain relationships with collaborators, and dependence on intellectual property; and other risks and uncertainties that are described in the reports and other documents filed by Dendreon and Corvas with the SEC, including Dendreon’s Registration Statement on Form S-3 (Reg. No. 333-102351), as amended on January 16, 2003, under the caption “Risk Factors,” and Corvas’ most recent quarterly report on Form 10-Q, which are available at www.sec.gov.

The following is a press release by Dendreon Corporation made on March 5, 2003.

Dendreon Corporation Reports Fourth Quarter and Year End 2002 Financial Results

2002 – An Unprecedented Year of Progress

Seattle, WA (March 5, 2003) – Dendreon Corporation (Nasdaq: DNDN) today reported results for the year and quarter ended December 31, 2002. Revenues for the year ended December 31, 2002 were $15.3 million, compared to $13.8 million for the year ended December 31, 2001. Revenues for the fourth quarter of 2002 were $4.1 million, compared to $3.8 million for the same period in 2001. The increase in revenue for the year was due in part to a milestone payment received from Kirin Brewery Co., Ltd. for its start of a clinical trial of Mylovenge in Japan. Revenues also included research support from Johnson & Johnson Pharmaceutical Research & Development, L.L.C. and Kirin.

The net loss for the year ended December 31, 2002 was $24.7 million, or $0.96 per share, compared to $23.2 million, or $0.94 per share for the year ended December 31, 2001. The net loss for the fourth quarter of 2002 was $5.8 million, or $0.22 per share, compared to a net loss of $9.1 million, or $0.37 per share, for the same period in 2001. Cash used by operations in 2002 was $26.9 million compared to $13.6 million in 2001. The increase in net loss was due to lower interest income resulting from lower average cash balances and lower interest rates. Dendreon’s total operating expenses for the year ended December 31, 2002 of $41.2 million were essentially unchanged compared to the year ended December 31, 2001 of $41.2 million.

As of December 31, 2002, Dendreon had approximately $55.0 million in cash, cash equivalents, short-term and long-term investments. This compares to $80.6 million as of December 31, 2001.

“During 2002, we continued to manage our financial resources prudently to advance our diverse product pipeline,” said Martin Simonetti, Senior Vice President of Finance and Chief Financial Officer. “Our collaborations provided funding for several of our programs and helped offset a significant portion of our research and development expenses.”

“2002 was a significant year of progress for Dendreon and we enter 2003 with growing momentum driving our product pipeline and collaborations,” said Mitchell H. Gold, M.D., Chief Executive Officer. “The encouraging data from our first placebo controlled Phase III trial of Provenge™ enabled us to work with the FDA to structure a pivotal Phase III trial program for this product candidate. Looking ahead, we plan to advance other product opportunities from our promising vaccine platform, and from our comprehensive collaboration with Genentech based on the Trp-p8 gene platform, including monoclonal antibodies and small molecule drugs. As announced last week, we have entered into a definitive merger agreement under which we will acquire Corvas International, Inc., a strategic transaction that we believe will expand our product opportunities, enhance our research and development capabilities and significantly strengthen our balance sheet. We intend to aggressively advance our clinical programs, select additional preclinical programs to move toward IND filings and to continue managing our financial resources to support our key programs and future growth.”

Highlights for 2002 include:

•	Reporting data from the first placebo controlled Phase III trial of Provenge in patients with hormone resistant prostate cancer, D9901. While the trial did not meet the primary endpoint of the study, Provenge therapy did result in a significant increases in median time to disease progression as well as the time to onset of cancer-related pain in men with a Gleason score of 7 or less.

•	Establishing a strategic collaboration with Genentech, Inc. around Dendreon’s Trp-p8 gene platform.

•	Outsourcing operations at the company’s California cell processing center to Progenitor Cell Therapy, L.L.C., resulting in manufacturing, operating and cost efficiencies.

•	Working successfully with FDA to resolve product characterization questions related to the Company’s second Phase III trial of Provenge, D9902, and to resume patient enrollment in this trial.

•	Establishing D9902 as the pivotal trial for seeking marketing approval for Provenge.

•	Presenting encouraging data from clinical and preclinical studies of APC8024, the company’s investigational therapeutic vaccine for breast, ovarian and colon cancer.

On February 25, 2003, Dendreon and Corvas International, Inc. announced that they had entered into a definitive merger agreement under which Dendreon will acquire Corvas. Under the terms of the agreement, each share of Corvas common stock will be exchanged for a fixed ratio of 0.45 shares of Dendreon common stock in a tax-free reorganization. Based on Dendreon’s closing share price of $5.79 on February 24, 2003, the day prior to the announcement, the transaction is valued at $72.9 million. The acquisition, which has been approved unanimously by the boards of directors of both companies, is subject to approval by the stockholders of each company. Following the closing of the acquisition, and payment of existing Corvas convertible debt, Dendreon is expected to have approximately $110 million in cash. Dendreon’s existing stockholders will own approximately 68.6% of the combined company and Corvas’ existing stockholders will own approximately 31.4%. The transaction is anticipated to close in the second quarter of 2003.

Dendreon Corporation is a biotechnology company developing targeted therapies for cancer. Dendreon currently has multiple therapeutic vaccines in clinical trials and preclinical development. Dendreon’s product pipeline also includes monoclonal antibodies and a pathway to small molecules. Dendreon has established important alliances with industry leaders Genentech, Inc. and Kirin Brewery Co., Ltd. For more information, visit www.dendreon.com.

Additional Information About the Acquisition and Where to Find It

Dendreon and Corvas intend to file with the Securities and Exchange Commission (“SEC”) a joint proxy statement/prospectus with respect to the acquisition and other relevant materials. INVESTORS AND SECURITY HOLDERS OF DENDREON AND CORVAS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DENDREON, CORVAS AND THE ACQUISITION. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Dendreon or Corvas with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.

In addition, investors and security holders may obtain free copies of the documents (when they are available) filed with the SEC by Dendreon by directing a request to: Dendreon Inc., 3005 First Avenue, Seattle, WA 98121, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Corvas by contacting Corvas Investor Relations at 3030 Science Park Road, San Diego CA 92121.

Dendreon, Corvas and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Dendreon and Corvas in favor of the acquisition. Information about the executive officers and directors of Dendreon and their ownership of Dendreon common stock is set forth in the proxy statement for Dendreon’s 2002 Annual Meeting of Shareholders, which was filed with the SEC on April 12, 2002. Information about the executive officers and directors of Corvas and their ownership of Corvas common stock is set forth in the proxy statement for Corvas’ 2002 Annual Meeting of Shareholders, which was filed with the SEC on April 26, 2002. Certain directors and executive officers of Corvas may have direct or indirect interests in the merger due to securities holdings, pre-existing or future indemnification arrangements, vesting of options, rights to severance payments if their employment is terminated following the merger. Additional information regarding Dendreon, Corvas, and the interests of their respective executive officers and directors in the acquisition will be contained in the joint proxy statement/prospectus regarding the acquisition.

Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the acquisition.

Except for historical information contained herein, this news release contains forward-looking statements, including statements about future financial and operating results and Dendreon’s anticipated acquisition of Corvas. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties, particularly those risks and uncertainties inherent in any acquisition transaction and in the process of discovering, developing and commercializing drugs that are safe and effective for use as human therapeutics, that could cause actual results to differ materially from those described in the forward-looking statements.

Statements of expected synergies, accretion, timing of closing, execution of integration plans and management and organizational structure are all forward-looking statements. Risks and uncertainties include the possibility that the market for the sale of certain products may not develop as expected; that development of these products may not proceed as planned; the acquisition of Corvas does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed acquisition, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies or achieve planned synergies; reliance on key employees, especially senior management, risks related to Dendreon’s limited operating history, risks associated with completing Dendreon’s clinical trials, the risk that the results of one clinical trial will not be repeated in another clinical trial, the risk that the results of a clinical trial, including Phase III trials of Provenge, will not support applying for or approval of a biologics license by the FDA, the uncertainty of Dendreon’s future access to capital, the risk that Dendreon may not secure or maintain relationships with collaborators, and dependence on intellectual property. Further information on the risks and uncertainties that could affect Dendreon’s business, financial condition and results of operations are contained in Dendreon’s filings with the SEC, including Dendreon’s Registration Statement on Form S-3 (Reg. No. 333-102351), as amended on January 16, 2003, under the caption “Risk Factors,” which are available at www.sec.gov.

	DENDREON CORPORATION STATEMENTS OF OPERATIONS (in thousands, except per share amounts)

	(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2002	2001	2002	2001
Total revenue	$4,135	$3,847	$15,269	$13,824
Operating expenses:
Research and development	7,491	10,812	30,927	31,314
General and administrative	2,627	2,351	9,542	8,117
Sales and marketing	94	539	719	1,788

Total operating expenses	10,212	13,702	41,188	41,219

Loss from operations	(6,077)	(9,855)	(25,919)	(27,395)
Interest income	328	900	1,803	4,795
Interest expense	(91)	(146)	(353)	(558)

Interest, net	237	754	1,450	4,237

Loss before foreign income taxes	(5,840)	(9,101)	(24,469)	(23,158)
Foreign income tax expense	—	—	200	—

Net loss	(5,840)	(9,101)	(24,669)	(23,158)

Basic and diluted net loss per share	$(0.22)	$(0.37)	$(0.96)	$(0.94)

Shares used in computation of basic and diluted net loss per share	26,406	24,907	25,576	24,760

	DENDREON CORPORATION BALANCE SHEET DATA (in thousands)

	December 31, 2002	December 31, 2001
Cash & cash equivalents, short- and long-term investments	$54,979	$80,600
Total assets	63,724	91,082
Total stockholders' equity	44,743	65,211